UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-35043

GREAT PANTHER MINING LIMITED

(Translation of registrant's name into English)

1330 – 200 Granville Street

Vancouver, British Columbia, V6C 1S4, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[  ] Form 20-F     [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXPLANATORY NOTE

The Registrant is filing as Exhibit 99.1 hereto the Technical Report on the 2020 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapa State Brazil originally dated January 29, 2021 and as amended and restated effective February 2, 2021 (the “Amended and Restated Technical Report”). The Amended and Restated Technical Report has been prepared to correct minor typographical errors in the original Technical Report dated January 29, 2021 (the “Original Technical Report”). While the Original Technical Report was filed with Canadian securities regulatory authorities on SEDAR on January 29, 2021, this Original Technical Report has not been included with this report on Form 6-K due to the typographical errors. Accordingly, investors should only refer to the Amended and Restated Technical Report that includes the required corrections.

SUBMITTED HEREWITH

Exhibits

99.1	Amended and Restated Technical Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER MINING LIMITED

/s/ Jim A. Zadra
Jim A. Zadra
Chief Financial Officer

Date: February 2, 2021